SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELETRICAS BRASILEIRAS S/A
     CNPJ: 00.001.180/0001-26
CONSOLIDATED INTERMEDIATE MAP
173rd EGM

		F		C
Number	Agenda	For	%	Against	%	Abstain	%
	To approve the rectification of item 6 of the decision of the 171st Extraordinary General
	Meeting, changing so that the date of transfer of control of Companhia Energética de Alagoas
	(hereinafter Ceal) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the
	following events: (i) that the Granting Authority extends the designation to provide the services of
	distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to art. 3 of
1	Provisional Measure 856, of November 13, 2018; and (ii) that, irrevocably and irreversibly, the	171,830,120	100.00%	-	0.00%	-	0.00%
	Granting Authority ensures, by a perfect legal act, that the resources necessary to operate,
	maintain and make investments related to the temporary provision of the public service of the
	respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff
	and /or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial
	neutrality for the entire new designation period, without any funding contribution by Eletrobras;

Number	Agenda	For	%	Against	%	Abstain	%
	To approve the rectification of item 4 of the decision of the 171st Extraordinary General
	Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia
	S.A. (hereinafter Amazonas Energia) occurs until March 31, 2019, provided that, cumulatively, the
	occurrence of the following events: (i) that the Granting Authority extends the designation to
	provide the services of distributor, by the above-mentioned distributor, until March 31, 2019,
	pursuant to art. 3 of Provisional Measure 856 of November 13, 2018, and (ii) that, irrevocably and
2	irreversibly, the Granting Authority, ensures by perfect legal act, that the resources necessary to	171,830,120	100.00%	-	0.00%	-	0.00%
	operate, maintain and make investments related to the temporary provision of the public service of
	the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the
	tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and
	financial neutrality for the entire new designation period, without any funding contribution by
	Eletrobras;

Number	Agenda	For	%	Against	%	Abstain	%
	To approve, if items 1 and/or 2 above are approved, the beginning of dissolution and liquidation
3	of the respective distributor, in the event of non-compliance with any of the conditions listed in	171,790,020	99.98%	-	0.00%	40,100	0.02%
	items 1 and/or 2; and

Number	Agenda	For	%	Against	%	Abstain	%
	To approve, if items 1 and/or 2 above are approved, that Eletrobras does not provide
4	guarantees in favor of the distributors mentioned in items 1 and 2 above, as of the new	171,830,120	100.00%	-	0.00%	-	0.00%
	designation period dealt with in items 1 and 2 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.